Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated May 10, 2012

Relating to Preliminary Prospectus Supplement dated May 8, 2012

Registration Statement No. 333-180316

Unitil Corporation

2,400,000 Shares

Issuer:	Unitil Corporation

Symbol:	UTL

Shares offered:	2,400,000 shares of common stock

Over-allotment option:	360,000 shares of common stock

Price to public:	$25.25 per share

Closing date:	May 16, 2012

Gross proceeds:	$60,600,000 ($69,690,000 if the underwriters exercise their over-allotment option in full)

Net proceeds (after underwriting discounts and estimated offering expenses):	$57,025,540 ($65,661,040 if the underwriters exercise their over-allotment option in full)

Underwriters:

Book-Running Manager:	RBC Capital Markets, LLC

Senior Co-Managers:	Janney Montgomery Scott LLC Robert W. Baird & Co. Incorporated

Co-Manager:	Brean Murray, Carret & Co., LLC

Unitil Corporation has previously filed a registration statement on Form S-3 (including a base prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates, which registration statement became effective on April 11, 2012. Before you invest, you should read the preliminary prospectus supplement dated May 8, 2012 and the accompanying base prospectus in that registration statement and other documents that Unitil Corporation has filed with the SEC for more complete information about Unitil Corporation and this offering. You may get these documents free of charge by visiting EDGAR on the SEC web site at www.sec.gov. Copies of the prospectus supplement and the accompanying base prospectus relating to this offering may also be obtained from RBC Capital Markets, LLC, Equity Capital Markets, Three World Financial Center, 200 Vesey Street, New York, NY 10281; or from any of the other underwriters.